**GIFTWITH, Inc.**

**Unaudited Financial Statements For The Years Ended January 31, 2019 and 2018**

**January 8th, 2020**

## GIFTWITH Inc
## Balance Sheet
## January 31, 2019 & 2018

### Assets

| Current Assets | | 2018 | 2017 |
|---|---|---|---|
| Cash | | $36,889 | $31,576 |
| Accounts Receivable | | $0 | $0 |
| Other Current Assets | | $0 | $0 |
| | Total Current Assets | $36,889 | $31,576 |

### Non-Current Assets

| | | | |
|---|---|---|---|
| Property and Equipment, Net | | $0 | $0 |
| Deposits | | | |
| Patents, Net | | $4,425 | $125 |
| | Total Non-Current Assets | $4,425 | $125 |
| | **Total Assets** | **$41,314** | **$31,701** |

### Liabilities and Shareholders' Equity

### Current Liabilities

| | | | |
|---|---|---|---|
| Accounts Payable | | $0 | $0 |
| Taxes Payabe | | $0 | $0 |
| | Total Current Liabilities | $0 | $0 |

### Non-Current Liabilities

| | | | |
|---|---|---|---|
| | Total Non-Current Liabilities | $0 | $0 |
| | **Total Liabilities** | **$0** | **$0** |

### Shareholders' Equity

| | | | |
|---|---|---|---|
| Common Stock (2,600 shares issued, 347 outstanding, $.0001 par value) | | $0.04 | $0.04 |
| Additional Paid in Capital | | $113,999.96 | $113,999.96 |
| Retained Earnings (Deficit) | | -$72,686.00 | -$82,299.00 |
| | **Total Shareholders' Equity** | **$41,314** | **$31,701** |
| | **Total Liabilities and Shareholders' E** | **$41,314** | **$31,701** |


**GIFTWITH Inc**
**Income Statement**
**For the years ended January 31, 2019 & 2018**


|  | 2018 | 2017 |
|---|---|---|
| **Operating Income** | | |
| Sales | $264,083 | $129,958 |
| Cost of Sales | $197,420 | $85,100 |
| **Gross Profit** | **$66,663** | **$44,858** |
| | | |
| **Operating Expense** | | |
| Software Development | $18,200 | $44,907 |
| Legal | $1,524 | $649 |
| Finance | $380 | $1,807 |
| Design | $0 | $450 |
| Sales | $0 | $1,365 |
| Marketing | $5,818 | $13,934 |
| General & Administration | $4,169 | $1,322 |
| | $30,091 | $64,434 |
| **Net Income from Operations** | **$36,572** | **-$19,576** |
| | | |
| **Other Income (Expense)** | -$750 | $0 |
| | | |
| **Net Income before Provision for Income Tax** | **$35,822** | **-$19,576** |
| | | |
| **Provision for Income Tax** | $0 | $0 |
| | | |
| **Net Income** | **$35,822** | **-$19,576** |

**GIFTWITH Inc**
**Statement of Cash Flows**
**For the years ended January 31, 2019 & 2018**

|  | 2018 | 2017 |
|---|---|---|
| **Cash Flow from Operating Activities** | | |
| Net Incomm (Loss) For The Period | $35,822 | -$19,576 |
| **Net Cash Flow from Operating Activities** | **$35,822** | **-$19,576** |
| **Cash Flow from Investing Activities** | $0 | $0 |
| **Net Cash Flow from Investing Activities** | **$0** | **$0** |
| **Cash Flow from Financing Activities** | $0 | $0 |
| **Net Cash Flow from Financing Activities** | **$0** | **$0** |
| **Cash at Beginning of Period** | $31,576 | $48,247 |
| **Net Increase (Decrease) in Cash** | $5,313 | -$16,671 |
| **Cash at End of Period** | **$36,889** | **$31,576** |

## GIFTWITH Inc
## Notes to Financial Statements [unaudited]
## January 31, 2019 & 2018

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

GIFTWITH, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue from letting users purchase group gifts via discounts and commissions the company receives. The Company will conduct an equity crowdfund offering during the last quarter of 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances.

Non Current Assets

Deposits include amounts that were deposited to Incomm's account (note - Incomm LLC is GIFTWITH's gift card provider) but were not yet used to purchase a gift card

Cost of Sales

Cost of sales includes the amounts GIFTWITH pays to Incomm LLC for gift cards.